Exhibit 12.1

	Three months ended March 31,		Year ended December 31,
(in thousands)	2006	2005	2005	2004	2003	2002	2001
Earnings
Pre-tax income/(loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	26,626	24,787	100,763	12,329	69,878	79,549	52,363
Fixed charges
Interest expense	2,536	4,118	12,839	16,786	17,306	20,620	30,893
Capitalized expenses related to indebtedness	481	326	1,553	1,099	2,790	2,093	2,258
Estimated interest within rental expense	220	220	878	859	1,047	1,098	1,221

Total fixed charges	3,237	4,664	15,270	18,744	21,143	23,811	34,372
Pre-tax income/(loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	29,863	29,451	116,033	31,073	91,021	103,360	86,735
Distributed income of equity investees	177	170	509	506	(103)	270	342

Total fixed earnings	30,040	29,621	116,542	31,579	90,918	103,630	87,077

Ratio of fixed earnings to fixed charges	9.3	6.4	7.6	1.7	4.3	4.4	2.5